Smart Logistics Global Limited Announces Closing of Initial Public Offering

Hong Kong, Oct. 16, 2025 --- Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”), a Hong Kong-based business-to-business contract logistics solution provider, today announced the closing of its initial public offering (the “Offering”) of 1,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per share for total gross proceeds of $5,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on October 15, 2025, under the ticker symbol “SLGB.” The Offering closed on October 16, 2025.

The Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 150,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC acted as the representative of the underwriters, with Revere Securities LLC acted as the co-manager (collectively, the “Underwriters”) for the Offering.

The Company intends to use 50% of the proceeds from this Offering for infrastructure investments, 30% for working capital and the remaining 20% for research and development expenses.

A registration statement on Form F-1 (File No. 333-288664) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 30, 2025. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from Craft Capital Management LLC: 377 Oak St, Lower Concourse, Garden City, NY 11530, or via email at info@craftcm.com or telephone at (800) 550-8411. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Smart Logistics Global Limited

Since 2018, Smart Logistics Global Limited has been a business-to-business (B2B) contract logistics provider in China, focusing on industrial raw materials transportation. The Company offers tailored, cost-efficient logistics solutions primarily through land-only transportation services for large institutional clients with long-term contracts. By leveraging its proprietary Transportation Management System to optimize routes and equipment, the Company also commits to a scalable model via investments in advanced logistics infrastructure, including its 110,000-square-meter smart logistics park in Jiangxi Province and 7 full-truck load centres strategically located in China, which effectively enhances its operations and growth potential. For more information, please visit: https://www.smartlogisticsglobal.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters:

Craft Capital Management LLC

(800)550-8411

info@craftcm.com

Revere Securities LLC

(866)991-8918

info@reveresecurities.com

Investor Relations:

WFS Investor Relations Inc.

Janice Wang

Email: services@wfsir.com

(628) 283 9214